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January 12, 2015

John Ganley

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BlackRock Funds II – BlackRock Dynamic High Income Portfolio (formerly, BlackRock High
Income Opportunities Portfolio)
File Nos. 333-142592 and 811-22061
Post-Effective Amendment No. 130

Dear Mr. Ganley:

On behalf of BlackRock Funds II (the “Registrant”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned by telephone on September 16, 2014 regarding Post-Effective Amendment No. 130 to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended, and Amendment No. 132 to the Registrant’s Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Registration Statement”) with respect to the BlackRock Dynamic High Income Portfolio (the “Fund”).

The Staff’s comments, which are restated below in italicized text, have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. On October 31, 2014, the Registrant filed Post-Effective Amendment No. 138 to the Registration Statement (the “Amendment”) to reflect changes made in response to the Staff’s comments, along with changes made to update certain other information in the Registration Statement. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Amendment.

PROSPECTUS

Comment No. 1:                   Please consider disclosing within the Fee Table that the Maximum Deferred Sales Charge (Load) for Investor A Shares is “1.00%” (as described in footnote 1 to the fee table), rather than “None.”

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January 12, 2015 Page 2

Response:                   The Registrant respectfully declines to make the requested change.1 The Maximum Deferred Sales Charge of “None” in the Fund’s fee table is accompanied by footnote 1, which discloses the fact that Investor A shareholders who purchase $1 million or more of Investor A Shares without paying an initial sales charge could be charged a contingent deferred sales charge (“CDSC”) if they redeem within 18 months. CDSC information with respect to deferred sales charges over time are permitted to be disclosed in footnotes to the Fee Table pursuant to Instruction 2(a) of Item 3 of Form N-1A. The Registrant believes that disclosure of the potential CDSC in a footnote to the fee table would fit within the terms of Instruction 2(a). As an example of what “over time” might mean, Instruction 2(a) states “e.g., _% in the first year after purchase, declining to _% in the year and eliminated thereafter.”  As the Instruction only uses as an example a declining CDSC that changes from year to year, the Registrant believes that a CDSC that remains in effect within a time period of 18 months from purchase may also be another type of CDSC that exists “over time.” In addition, the Registrant believes that including this charge in the Fund’s fee table by replacing “None” with “1.00%” would be inaccurate and hence could likely be misleading to shareholders because the 1.00% contingent deferred sales charge is only imposed on certain redemptions made within 18 months of the date of purchase on shares that were purchased without an initial sales charge.

Comment No. 2:                   Please provide a completed Fee Table and Expense Example to the Staff prior to making a filing pursuant to Rule 485(b) for the Fund.

Response:                   A completed Fee Table and Expense Example was provided supplementally to the Staff prior to the filing of the Amendment and was included in the Amendment.

Comment No. 3:                   In the Fee Table, please align the “Acquired Fund Fees and Expenses” and “Total Annual Fund Operating Expenses” line items with the other line items in the Fee Table.

Response:                   The requested change has been made and is reflected in the Amendment.

Comment No. 4:                   Footnote 3 to the Fee Table indicates that the management fee is payable with respect to assets estimated to be attributable to the Fund’s direct investments in fixed-income and equity securities and instruments, including exchange-traded funds (ETFs) advised by BlackRock and other investment advisers, but that BlackRock has agreed to waive management fees with respect to assets estimated to be attributable to the Fund’s investments in other equity and fixed-income mutual funds managed by BlackRock or its affiliates. Please explain supplementally the rationale for providing a fee waiver with respect to investments in mutual funds managed by BlackRock or its affiliates but not with respect to ETFs managed by BlackRock or its affiliates.

Response:                   As described in the Principal Investment Strategies of the Fund section of the Prospectus, the Fund may invest up to 100% of its assets in equity securities and up to 100% of its assets in fixed income securities and may also invest significantly in equity and/or fixed income mutual funds and affiliated and unaffiliated exchange traded funds (“ETFs”).  Portfolio

[1]	The Registrant refers the Staff to the correspondence filed with Post-Effective Amendment No. 20 to BlackRock Global SmallCap Fund, Inc., File Nos. 033-53399 and 811-07171, which outlines the responses of BlackRock Global SmallCap Fund, Inc. and other BlackRock funds to similar comments previously received from the Staff.

January 12, 2015 Page 3

management for the Fund believes that the use of affiliated and unaffiliated ETFs serves a critical role in the portfolio management process for the Fund, including (but not limited to) allowing for an efficient means to equitize cash and offering efficient, cost-effective investments in asset classes and markets that may not otherwise be feasible for the Fund.  BlackRock has evaluated the question of fee waivers for investments in affiliated (iShares) ETFs by the Fund and determined, in light of portfolio management’s views of the benefits to the Fund as well as applicable regulatory guidance,2 to not propose a management fee waiver for the portion of the Fund’s assets invested in an iShares ETF.

Comment No. 5:                   With respect to the fee waiver/reimbursement noted in footnote 5 to the Fee Table, please confirm that (i) the contractual fee waiver agreement will have a term of at least one year from the effective date of the Fund’s registration statement, (ii) the contractual fee waiver agreement will be filed as an exhibit to the Fund’s registration statement and (iii) the period over which BlackRock may recoup waived and/or reimbursed fees pursuant to the agreement does not exceed three years.

Response:                   The Registrant confirms that (i) the contractual fee waiver agreement will have a term of at least one year from the effective date of the Fund’s registration statement, (ii) the contractual fee waiver agreement is incorporated by reference in Part C of the Amendment and (iii) the period over which BlackRock may recoup waived and/or reimbursed fees pursuant to the agreement does not exceed three years.

Comment No. 6:                   Please confirm supplementally whether BlackRock intends to operate the Fund as a fund of funds and, if it intends to do so, please provide appropriate disclosures in the Fund’s prospectus in this regard.

Response:                   The Registrant confirms that BlackRock does not currently intend to operate the Fund as a fund of funds.

Comment No. 7:                   The Fund’s principal investment strategies provide that the Fund will invest in structured notes that provide exposure to covered call options or other types of financial instruments. Please confirm supplementally the nature of the return on such structured notes by indicating whether the return will be in the form of income or capital gains. If the return will be in the form of capital gains, please indicate how such returns are consistent with the characterization of the Fund as an income fund.

Response:                   The Fund confirms that the nature of the return on its investment in structured notes will be in the form of both income and capital gain. Specifically, the coupon payments on the structured notes will generally be recognized by the Fund as income. Upon maturity, the capital gain (or loss), if any, derived from the difference between the maturity value of a structured note and its cost basis will be recognized as capital gain (or loss). We note that the maturity values of the structured notes are determined by the exposures to the underlying covered call options and other

[2]	See Fund of Funds Investments, Investment Company Act Release No. 26198 (Oct. 1, 2003) [68 FR 58226 (Oct. 8, 2003)].

January 12, 2015 Page 4

underlying financial instruments.

Comment No. 8:                   Please consider whether the summary prospectus investment strategies disclosure can be further truncated to ensure that such disclosure is a summary rather than a restatement of the statutory prospectus investment strategies disclosure. In this regard, please consider in particular deleting the following sentence from the summary prospectus investment strategies disclosure: “Split rated bonds will be considered to have the higher credit rating.”

Response:                   In response to the Staff’s comment, the Registrant has deleted the following sentence from the summary prospectus and statutory prospectus investment strategies disclosure: “Split rated bonds will be considered to have the higher credit rating.” The Registrant submits that the Item 9 disclosure contained in the Registration Statement is appropriate and satisfies Form N-1A’s requirements. The Registrant further submits that the Item 9 disclosure provides information in addition to that which is provided in response to Item 4, such as information about the Fund’s investment objective, investment process and additional information about the Fund’s investment strategies.

Comment No. 9:                   The Fund’s principal investment strategies provide that the Fund intends to invest in certain “income-producing instruments,” including, among others, covered calls. Please explain supplementally why covered calls should be classified as income-producing instruments.

Response:                   The fourth paragraph of the section entitled “Principal Investment Strategies of the Fund” and the fifth paragraph of the subsection entitled “Details About the Fund – How the Fund Invests – Principal Investment Strategies” are revised as follows (additions bolded and underlined; deletions in strikethrough text):

The Fund intends to invest in certain income-producing instruments, including master limited partnerships (“MLPs”) (which are generally in energy-related industries), U.S. and non-U.S. real estate investment trusts (“REITs”), preferred stock, structured products, structured notes that provide exposure to covered call options or other types of financial instruments ~~covered calls,~~ floating rate securities (such as bank loans), dividend stocks and fixed income securities.

Comment No. 10:               The Fund’s principal investment strategies provide that the Fund may invest in total return swaps, credit default swaps and variance swaps. Please explain supplementally how investing in such derivative instruments is consistent with the characterization of the Fund as an income fund.

Response:                   The Registrant respectfully submits that the Fund’s investment objective “is to seek high current income with consideration for capital appreciation.” (emphasis added) The Fund’s investments in total return swaps, credit default swaps and variance swaps attempt to achieve capital appreciation consistent with the Fund’s investment objective.

Comment No. 11:               Please consider whether the summary prospectus principal risk disclosures can be further truncated to ensure that such disclosures are a summary rather than a restatement of the

January 12, 2015 Page 5

statutory prospectus principal risk disclosures. In this regard, please consider in particular (i) the necessity of including the sub-section “Principal ETF-Specific Risks” as part of the Fund’s principal risks disclosures or whether the sub-section can be omitted or, alternatively, set out in the latter portion of the prospectus and (ii) if the sub-section will not be omitted, whether the sub-section can be truncated in any manner.

Response:                   The Registrant respectfully declines to make the requested change. The Registrant submits that the Item 4 disclosure contained in the Registration Statement is appropriate and satisfies Form N-1A’s requirements. The Registrant notes that the summary principal risk disclosure provided in response to Item 4 is less detailed than the statutory principal risks provided in response to Item 9. Further, the Registrant has considered the staff’s Comment and has concluded that the sub-section entitled “Principal ETF-Specific Risks” is appropriate to disclose to investors the risks inherent in the Fund’s investments in ETFs. The Registrant believes that such disclosure underscores the complexity of, and potential risks unique to investing in, ETFs that may not be apparent to investors unfamiliar with such investments.

Comment No. 12:               Please consider whether the statutory prospectus principal risk disclosures under the headings “Investment in a Particular Geographic Region or Country Risk” and “Investments in a Particular Market Segment” can be omitted or truncated in any manner.

Response: The Registrant has considered the staff’s Comment and has concluded that the disclosures under the headings “Investment in a Particular Geographic Region or Country Risk” and “Investments in a Particular Market Segment” are appropriate to inform investors of the risks pertaining to investments in certain regions outside the U.S. and in certain industries. The Registrant believes that such disclosures are warranted given the Fund’s ability to invest in a wide range of investment types and products, including in securities of companies located throughout the world and operating in a number of diverse industries.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

Comment No. 13:               In the Fund’s SAI, under the heading “Notations Regarding the Fund’s Fundamental Investment Restrictions, the Fund discloses that its concentration policy will be interpreted such that the Fund can invest without limit in, among other things, “securities of state, territory, possession or municipal governments and their authorities, agencies, instrumentalities or political subdivisions.” Please clarify, consistent with Investment Company Act Release 9785, that such securities will be limited to “tax-exempt” securities.

Response: The Registrant respectfully declines to make the requested change. The Registrant respectfully submits that the tax status of a security is not meant to define, and should not be the determinative factor for purposes of defining, whether a security is considered part of an industry. Rather, the determinative factor is whether the issuer of the security is, or is deemed to be, a governmental entity. As stated in Investment Company Act Release No. 9785 (May 31, 1977) (the “Release”), “the statement of policy required by Section 8(b)(1)(E) of the [1940 Act] as to concentration of investment in an industry or group of industries is not applicable to investments in tax-exempt securities issued by governments or political subdivisions of governments since such

January 12, 2015 Page 6

issuers are not members of any industry” (Emphasis added). In addition, the Release, in discussing diversification, states that “‘issuer’ … shall be determined by the way in which the assets and revenues of an issuing agency or subdivision are separated from other political entities or if a governmental body is guaranteeing the security.” As such, if a governmental entity is guaranteeing the security, it should be considered the “issuer” of that security, and as the issuer of that security, it should not be deemed to be a member of any industry, regardless of whether the security is taxable or tax-exempt. There is no analytical reason as to why a governmental entity should be deemed not part of an industry with respect to tax-exempt securities it issues but be deemed part of an industry with respect to taxable securities it issues, since the issuer is the same in both instances. Also, we note that this approach is in accordance with the discussion regarding the identification of issuers of securities contained in the report of the Task Force on Investment Company Use of Derivatives and Leverage, Committee on Federal Regulation of Securities of the Section of Business Law of the America Bar Association.3

PART C

Comment No. 14:               Please file an updated opinion of counsel as an exhibit to the Amendment.

Response:                   An updated opinion of counsel was filed as Exhibit 9(f) to the Amendment.

* * * * * * * * * *

Please do not hesitate to contact me at (202) 303-1151 if you have comments or if you require additional information regarding the Fund’s Registration Statement.

Respectfully submitted,

/s/ Marc T. Foster

Marc T. Foster

cc:	Ben Archibald, Esq.
Gregory Daddario, Esq.
Maria Gattuso, Esq.

[3]	See “The Report of the Task Force on Investment Company Use of Derivatives and Leverage,” Committee on Federal Regulation of Securities, ABA Section of Business Law (July 6, 2010), available at http://apps.americanbar.org/buslaw/blt/content/ibl/2010/08/0002.pdf.